UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934**

For the month of February 2002

Unibail
(Translation of registrant's name into English)

**5 Boulevard Malesherbes
75802 Paris cedex 08, France**
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

INFORMATION FILED WITH THIS REPORT

BALO publication

Enclosed herewith as Exhibit 1 is a copy of the registrant's BALO publication dated February 13, 2002.

Exhibit Number	Description
1	BALO (Bulletin des Annonces Légales) publication dated February 13, 2002 (2001 gross revenues)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNIBAIL

Dated: February 21, 2002

By:____________________
Name: Bernard Fournier-Airaud
Title: Head of Accounting Services

EXHIBIT INDEX

Exhibit Number	Description
1	BALO (Bulletin des Annonces Légales) publication dated February 13, 2002 (2001 gross revenues)

UNIBAIL
Société anonyme au capital de € 233 392 670
Siège social : 5 boulevard Malesherbes - 75802 Paris Cedex 08
RCS PARIS B 682 024 096 - APE : 652A

TOTAL GROSS REVENUES (year 2001 vs year 2000)
Excl taxes - in Euros million

1°) GROUP CONSOLIDATED FIGURES :	2001	2000 RESTATED (1)	Change %	2000 PUBLISHED
PROPERTY INVESTMENT				
OFFICE				
First quarter	43.0	39.9		36.3
Second quarter	60.0	38.6		35.7
Third quarter	63.0	38.5		35.4
Fourth quarter	63.0	42.5		39.4
	229.0	**159.5**	43.6	**146.8**
SHOPPING CENTERS				
First quarter	34.5	29.5		28.1
Second quarter	35.1	29.3		28.1
Third quarter	34.5	29.2		27.9
Fourth quarter	35.8	33.7		32.2
	139.9	**121.7**	15.0	**116.3**
CONVENTION AND EXHIBITION CENTERS				
First quarter	27.6	17.1		22.0
Second quarter	17.1	17.0		20.0
Third quarter	10.1	11.6		15.5
Fourth quarter	32.3	30.1		36.4
	87.1	**75.8**	14.9	**93.9**
OTHER ACTIVITIES				
PROPERTY SERVICES				
First quarter	32.9	21.9		21.9
Second quarter	25.1	26.1		27.2
Third quarter	21.2	18.4		19.2
Fourth quarter	31.3	36.7		34.8
	110.5	**103.1**	7.2	**103.1**
FINANCE LEASING (Net income)				
First quarter	3.2	4.1		4.1
Second quarter	3.0	3.8		3.8
Third quarter	2.9	3.7		3.7
Fourth quarter	2.6	4.0		4.0
	11.7	**15.6**	[illegible]	**15.6**
MISCELLEANOUS REVENUES				
First quarter	0.7	0.4		0.4
Second quarter	0.3	0.8		0.8
Third quarter	0.3	0.5		0.5
Fourth quarter	0.1	0.5		0.5
	1.4	**2.2**	[illegible]	**2.2**
Total	**579.5**	**477.9**	21.3	**477.9**

(1) Until then properties including several activities were fully allocated to the most important division.
To enable better analysis, the office and retail areas within the CNIT, which were previously classified under convention and exhibition centres, were re-allocated to the office and the shopping centre divisions.
The 2000 figures have been adjusted to account for this change.

UNIBAIL

Société anonyme au capital de € 233 392 670
Siège social : 5 boulevard Malesherbes - 75802 Paris Cedex 08
RCS PARIS B 682 024 096 - APE : 652A

TOTAL GROSS REVENUES (year 2001 vs year 2000)
Excl taxes - in Euros million

2°) THE PARENT COMPANY :	2001	2000	Change %
PROPERTY INVESTMENT			
First quarter	9.3	9.2	
Second quarter	9.4	9.2	
Third quarter	10.9	9.1	
Fourth quarter	11.1	9.3	
	40.7	**36.8**	10.6
FINANCE LEASING (Net income)			
First quarter	12.2	13.6	
Second quarter	12.1	13.9	
Third quarter	11.6	13.2	
Fourth quarter	10.4	13.8	
	46.4	**54.5**	-14.[illegible]
PROPERTY SERVICES			
First quarter	0.0	2.6	
Second quarter	0.1	2.9	
Third quarter	0.2	3.4	
Fourth quarter	0.3	3.4	
	0.5	**12.3**	[illegible]
FINANCIAL REVENUES			
First quarter	29.7	23.3	
Second quarter	29.7	25.8	
Third quarter	29.3	25.8	
Fourth quarter	28.9	28.4	
	117.6	**103.3**	13.8
Total	**205.2**	**206.9**	[illegible]